May 12, 2016

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.

Registration Statement on Form N-2

Filed March 31, 2016

File No. 333-210524

Dear Mr. Williamson:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission that we received in a telephone conversation with the Staff on April 28, 2016 with respect to the above-referenced Registration Statement on Form N-2 filed on March 31, 2016 (the “Registration Statement”).

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are as defined in Amendment No. 1.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

Jay Williamson

Securities and Exchange Commission

1.	Explain in correspondence the assumptions used in the calculation of the expense example. We were unable to calculate the 1, 3, 5 and 10 year balances.

Response:

The Company respectfully advises the Staff that the assumptions used in the expense example are as set forth in the table on p. 15, except with respect to the Incentive Fee. As described in the paragraph below the expense example, the example assumes that the 5% annual return will be generated entirely through the realization of capital gains on the Company’s assets. The income portion of the Incentive Fee would not be payable given the requirement under the Company’s advisory agreement to achieve a 6% (annualized) hurdle.

As a result, the Incentive Fee used in the example is 0.88%, which reflects the 17.5% capital gains portion of the Incentive Fee payable on a 5% annual return generated through realized capital gains.

To aid in the Staff’s review, below is a table showing the calculation of the expense example (note that some figures may not sum due to rounding):

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Investment	$1,000
Offering costs	0

NAV contribution	$1,000	$995	$989	$984	$979	$973	$968	$963	$958	$953

Return	$50	$50	$49	$49	$49	$49	$48	$48	$48	$48
Opex	(55)	(55)	(55)	(54)	(54)	(54)	(54)	(53)	(53)	(53)
Net	($5)	($5)	($5)	($5)	($5)	($5)	($5)	($5)	($5)	($5)

Total expenses	$55	$55	$55	$54	$54	$54	$54	$53	$53	$53

Cumulative expenses	$55	$110	$165	$220	$274	$328	$381	$435	$488	$541

2.	Consider categorizing the Schedule of Investments by controlled, affiliated and non-controlled, non-affiliated to agree with the categorization in the statement of assets and liabilities.

Response:

The Company respectfully advises the Staff that the Schedule of Investments is categorized by industry, which the Company believes is the presentation that is the most useful to its investors since, as of March 31, 2016, all but two of the Company’s investments in 48 portfolio companies are non-controlled, non-affiliated investments. Within the Schedule of Investments, the Company indicates by footnote where an investment is a controlled, affiliated investment. In response to the Staff’s comment, the Company has labeled the table in this footnote on p.114 to more clearly indicate that the table in the footnote shows all controlled, affiliated investments, which agrees with the categorization in the statement of assets and liabilities, and will label the same table in the same manner within the financial statements in future filings.

Jay Williamson

Securities and Exchange Commission

3.	Confirm whether the IRGSE Holding Corp. investment is a wholly owned or substantially wholly owned subsidiary and, if so, consider consolidating that investment in accordance with the recent IM Guidance Update that came out on investment company consolidation.

Response:

The Company respectfully advises the Staff that the Company considered the accounting and disclosure requirements of ASC Topic 810, ASC Topic 946 and Regulation S-X (including IM Guidance Update No. 2014-11) with respect to the Company’s investment in IRGSE Holding Corp. IRGSE Holding Corp. is a sports and entertainment company that primarily operates in the auto racing industry, in which the Company holds 81.5% of the equity as of March 31, 2016. IRGSE Holding Corp. does not meet the criteria of an Investment Company in accordance with ASC Topic 946, nor does it provide/meet the criteria of an operating company that provides services to the Company in the context of ASC Topic 946, and as such is not considered the Company’s subsidiary in accordance with U.S. GAAP.

4.	Footnote 3 on page F-11 in the Schedule of Investments deals with variable rate loans. Consider disclosing the description of the reference rate used for each variable rate security and the spread, and the end of period interest rate.

Response:

The Company respectfully advises the Staff that it believes that including the reference rate and spread for each variable rate security, in addition to the end of period interest rate that is currently disclosed in the Schedule of Investments, would not be incrementally useful information to the Company’s investors.

Each variable rate security in the Company’s portfolio is marked as such by footnote in the Schedule of Investments. For purposes of an investor reviewing the Company’s portfolio, an investor is able to determine the spread on the investment by subtracting an end-of-period reference rate from the end-of-period interest rate presented in the schedule. Variances between the reference rate used do not result in material differences for purposes of calculating the spread of such investments. In addition, since each borrower has the option to select the reference rate, such disclosure would only reflect the reference rate used on the date of the schedule of investments.

5.	Identify the counterparty to the interest rate swap.

Response:

The Company respectfully advises the Staff that the counterparties to its interest rate swaps are large, regulated financial institutions and, as such, it does not believe that the identity of each particular counterparty is material to investors or that the understanding of investors would be aided by such disclosure.

Jay Williamson

Securities and Exchange Commission

6.	Page F-27 states that the notional value of the swap with a maturity of October 5, 2018 is $92,500,000. Confirm that this is accurate. The disclosure states that there were two swaps, each with a $46,300,000 notional amount. This is probably a rounding issue.

Response:

The Company confirms to the Staff that the notional amount of each of the two interest rate swaps with maturities of October 5, 2018 are $46,250,000. Because the disclosure text presents figures in millions, the notional amounts, as rounded, are shown as $46.3 million.

7.	Explain why Interest from cash and cash equivalents is negative in the Statement of Operations.

Response:

The Company respectfully advises the Staff that it pays negative interest rates on certain of its cash balance accounts denominated in foreign currencies.

8.	List each unfunded commitment separately by portfolio company and confirm that the unfunded commitments are accounted for in accordance with ASC 820.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on p. 85 and 106 within the prospectus and beginning on p. F-77 in its interim financial statements. The Company respectfully advises the Staff that it considered the accounting and disclosure requirements of ASC Topic 450, ASC Topic 460 and ASC Topic 820 as they relate to unfunded commitments.

9.	Confirm whether there were any transfers of investments between Level 1 and Level 2 of the fair value hierarchy.

Response:

The Company confirms that there were no transfers of investments between Level 1 and Level 2 of the fair value hierarchy during the periods covered by the financial statements in the Registration Statement.

10.	We note from the Schedule of Investments that you held $43.7 million in first-lien loans issued by The Sports Authority. In March 2016, The Sports Authority filed for bankruptcy protection. Please tell us how you determined the fair value as of December 31 and tell us any adjustments you have made since to reflect the impact of the bankruptcy filing. If no adjustments have been made, or are contemplated, please explain the basis for your position.

Response:

The Company respectfully advises the Staff that it determined fair value for its investment in The Sports Authority as of December 31, 2015 in accordance with the critical accounting policies as described in the notes to the financial statements.

Jay Williamson

Securities and Exchange Commission

The Company’s investment in The Sports Authority occurred during the quarter ended December 31, 2015. As of December 31, 2015, the fair value of the Company’s investment in The Sports Authority reflected a duration assumption of 15 months, and incorporated an adjustment to the discount rate based on movement in market and comparable company spreads, as well as the impact of upfront fees (original issue discount). The Company notes further that at December 31, 2015 the par value of the Company’s investment in The Sports Authority was fully covered from an enterprise value approach.

The Company advises the Staff that no adjustments were made to the fair value of the investment as a result of the bankruptcy filing. There are a number of debt tranches in the Sports Authority capital structure; the Company’s asset-based first-in-last-out, or “FILO”, term loan, sits within the revolving asset-based loan, which is over-secured and was rolled up into a debtor-in-possession (“DIP”) financing. In addition to the incremental protections of participating in the DIP facility, the Company received further principal coverage through incremental collateral. The Company advises the Staff that the underwriting of the Company’s original investment in The Sports Authority was conducted with some expectation of bankruptcy or a liquidation event, but the Company believed that the portfolio company’s working capital assets provided substantial downside protection to the investment position. Further, on March 2, 2016, the debtors publicly filed a motion with the bankruptcy court that noted “It is the view of the Debtors and their professionals that the Prepetition Revolving Loans and Prepetition FILO Loan are oversecured by $80 million or more.” Given the milestones in the bankruptcy case, the Company expects to receive repayment of the FILO term loan investment commencing in the second quarter of 2016.

11.	We note that you closed an underwritten public offering of 5 million shares at $16.42 per share in early March. Please tell us what disclosures, if any, were provided to investors about The Sports Authority position and its bankruptcy filing. If you did not address this with investors, please explain to us how you concluded additional disclosures about the topic were not required. In addition to valuation-related considerations, please tell us whether the bankruptcy filing resulted in a change to the investment performance rating table on page 65.

Response:

The Company respectfully advises the Staff that the fair value of the Company’s investment in The Sports Authority was disclosed to investors as of December 31, 2015 in the Company’s Schedule of Investments. The Sports Authority bankruptcy filing occurred on March 2, 2016 prior to the Company’s underwritten public offering. At the time of the Company’s offering, as noted in the Company’s response to comment 10, based on the position of the Company’s investment in the capital structure of The Sports Authority and the information in the public bankruptcy filing, the Company concluded the bankruptcy filing was not material to the Company and no additional disclosures were required.

The Company notes the disclosure on p. F-7 and F-48 in its interim financial statements, which shows that the fair value of the Company’s investment in The Sports Authority rose from $43.8 million at December 31, 2015 to $44.7 million at March 31, 2016. The Company also advises the Staff that the bankruptcy filing also codified a prepayment fee to the Company, which further supported the Company’s assessment of fair value. Since the investment remained a performing investment, the Company advises the Staff that the bankruptcy filing did not result in a change to the performance rating of the investment.

Jay Williamson

Securities and Exchange Commission

12.	On page 62, we note your new investment commitments declined from $884 to $718 million year-over-year. Please explain the underlying business and economic trends that contributed to this decline. Please provide us model disclosure for inclusion in future filings based on your December 31, 2015 results.

Response:

The Company respectfully advises the Staff it does not believe there is any business or economic trend underlying the Company’s amount of new investment commitments from 2014 to 2015 that can be further identified. The Company’s new investment commitments have varied historically from period to period based on a number of factors, which are identified on p. 59 and 62 in the ‘investments’ and ‘market trends’ sections in the Company’s discussion of the key components of its results of operations, as well as in the risk factor section beginning on p. 33. The Company reviews this trend disclosure each quarter, and if it is able to identify any particular additional trends underlying a period-to-period change, it will identify such trends in future filings.

13.	On page 66, based on your discussion of investment income, it appears that unscheduled paydowns and prepayments decreased year-over-year. While you attribute this to activity at particular portfolio companies, it is unclear whether there were any material portfolio level or economic trends that also contributed to the decline. If so, these should be addressed in MD&A. Please provide us draft disclosure for inclusion in future filings, if applicable.

Response:

The Company respectfully advises the Staff it does not believe there is any material portfolio level or economic trend underlying the Company’s amount of unscheduled paydowns and prepayments from 2014 to 2015 that can be further identified beyond the current disclosure on p. 60. The Company reviews this trend disclosure each quarter, and if it is able to identify any particular additional trends underlying a period-to-period change, it will identify such trends in future filings.

Jay Williamson

Securities and Exchange Commission

14.	We note the page 69 reference to incremental professional fees incurred related to your investment in TICC shares. If material, please quantify this amount in future filings. Also, given the potential benefits to the advisor, please provide us with your analysis on why these fees should be paid by the fund and not the advisor.

Response:

The Company advises the Staff that it will quantify the amount of incremental professional fees related to the investment in TICC if such fees are material.

The Company respectfully advises the Staff that the subject fees relate to a portfolio investment of the Company. The transaction proposed by the Company to TICC’s board of directors is an acquisition by the Company of the all the outstanding common stock of TICC, which, as proposed, would be meaningfully accretive to the Company’s net asset value. The Company has and will continue to carefully consider the potential for future expenses to be incurred in relation to its investment and ongoing interest in TICC, the probability of success of its actions to effect change, and the potential accretion to the Company’s net asset value. Given the meaningful accretion to net asset value from such a transaction, the Company believes these professional fees are appropriately borne by the Company, and not its advisor.

In addition, as disclosed on p. 68, 72 and 73, the Company’s adviser has waived management and incentive fees with respect to the TICC investment while TICC remains a portfolio investment of the Company.

15.	We note the page 70 reference to negative credit-related adjustments. Were any of these individually material? If so, please specifically identify them and quantify the size of the adjustment in future filings. Please provide us model draft disclosure based on your December 31, 2015 figures.

Response:

The Company respectfully advises the Staff that none of the negative credit-related adjustments in the subject disclosure were individually material to the Company. In future filings, the Company will specifically identify and quantify any individual negative credit-related adjustments where such adjustments are material to the Company.

16.	On page 72, your disclosure indicates that you paid $78 million in dividends in 2015 and received proceeds from investments of $39 million. In future filings, to the extent material, please:

•	Disclose the sources used to pay the dividend;

Response:

As disclosed on p. 77, the Company advises the Staff that the Company’s sources of liquidity include net cash provided by operating activities, net cash provided by financing activities, as well as existing cash balances and availability under the Company’s debt facilities. In particular, the Company respectfully advises the Staff that the disclosure presented in the “Financial Condition, Liquidity and Capital Resources” section on p. 77, read in conjunction with the Consolidated Statement of Operations and Consolidated Statement of Cash Flows presented in the Company’s financial statements, provides information as to the sources of liquidity required to pay the Company’s quarterly dividend to its stockholders.

Jay Williamson

Securities and Exchange Commission

The Company advises the Staff that management and the board of directors view the quarterly dividend as a “liability” to be “financed” with cash earnings from the Company’s investments. On that basis, the Company’s board of directors has set the dividend at a level that can be consistently earned based on the earnings power of the business over the intermediate term. In accordance with that approach, the Company has “over-earned” its dividend each quarter on a regular basis, meaning that the Company’s net investment income and net realized gains exceed its quarterly dividend amount. In addition, the Company considers the requirement under U.S federal income tax to meet minimum levels of distributions to shareholders through dividends in order to maintain its qualification as a RIC.

The Company notes that its Consolidated Statement of Cash Flows, and the related MD&A disclosure beginning on p. 77, is presented using the indirect method and shows the reconciliation of the Company’s net income to its cash flow from operations. As such, the proceeds of investments of $39 million for the year ended December 31, 2015 is a cash flow statement reconciliation amount rather than the total amount of the Company’s net investment income and realized gains that it received in cash during the period. Net investment income and realized gains for the year ended December 31, 2015 were $92 million. The Company will clarify the related MD&A disclosure in future filings.

•	Address the fund’s policy with respect to dividends and dividend levels; and

Response:

The Company respectfully advises the Staff that the Company’s dividend policy as disclosed on p. 53 reflects its current policy and also refers the Staff to its response to part one of this comment. If the Company’s dividend policy changes in the future, it will revise its disclosure in response.

•	Discuss the sustainability of your dividend based on operating cash flows, including how management prioritizes between the dividend and portfolio investments.

Response:

The Company respectfully refers the Staff to its response to part one of this comment.

Jay Williamson

Securities and Exchange Commission

Please advise us why these payments are classified as dividends instead of distributions.

Response:

The Company respectfully advises the Staff that except where such terms are indicated as being used for tax purposes, the Company has used the terms “dividends” and “distributions” interchangeably with respect to its quarterly cash dividends. In response to the Staff’s comment, the Company has revised disclosure throughout Amendment No. 1 to refer to cash distributions as “dividends” where appropriate.

*        *        *         *        *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Adam Fleisher at (212) 225-2286 or Helena Grannis at (212) 225-2376.

Very truly yours,

/s/ Adam E. Fleisher
Adam E. Fleisher

Enclosure

cc:	Jason Fox

Securities and Exchange Commission

David Stiepleman

Jennifer Gordon

TPG Specialty Lending, Inc.

Michael A. Gerstenzang

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP